230 Park Avenue 11th Floor New York, NY 10169-0079 (212) 818-9200 (212) 818-9606 (Fax)

51 John F. Kennedy Parkway First Floor West Short Hills, NJ 07078-2713 (973)218-2509 (973) 218-2401 (Fax) www.ssbb.com

E-Mail:  dkinsey@ssbb.com
Direct Dial:  212-404-8727

June 7, 2018

VIA EDGAR AND FEDEX

Ms. Ada D. Sarmento
Ms. Mary Beth Breslin
Office of Healthcare and Insurance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Main Stop 4311
Washington, DC 20549

Re:                                                                             Y-mAbs Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially Submitted on April 3, 2018
CIK No. 0001722964

Dear Ms. Sarmento:

On behalf of our client, Y-mAbs Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 15, 2018 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 3, 2018 (the “Draft Registration Statement”). In respons to the comments set forth in the Comment Letter, the Company has revised Amendment No. 1 to the Draft Registration Statement and is confidentially submitting a revised Amendment No. 2 to the Draft Registration Statement (the “Second Amended DRS”) together with this response letter. The Second Amended DRS also contains certain additional updates and revisions. For the Staff’s convenience, we are also sending, by overnight courier, four (4)copies of this response letter, one (1) clean copy of the Second Amended DRS (including exhibits), and four (4) marked copies of the Second Amended DRS showing the changes made to Amendment No. 1 to the Draft Registration Statement confidentially submitted on April 3, 2018.

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics.  Capitalized terms used but not defined herein have the meanings given to them in the Second Amended DRS. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Second Amended DRS.

Amendment No. 1 to Draft Registration Statement on Form S-1

Safety Results, page 115

1.             We note your response to our prior comment 3. Please revise this section to disclose how many patients experienced TEAEs.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 116 in response to the Staff’s comment.

Study 03-133, page 124

2.             We note your response to our prior comment 10. Please define ANC and MDS/AML in the table.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 127 in response to the Staff’s comment.

124 I-omburtamab for Diffuse Intrinsic Pontine Glioma, page 130

3.             We note your response to our prior comment 11 that the safety data on page 131 relates to patients with DIPG. We also note that the disclosure on page 131 does not address whether patients experienced any serious adverse events, how many patients experienced them and what the serious adverse events were. If this data is available, please disclose it in this section.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 134 in response to the Staff’s comment.

131 I-omburtamab for Desmoplastic Small Round Cell Tumor, page 133

4.             We note your response to our prior comment 11 that the safety data on page 133 relates to patients with DSRCT. We also note that the disclosure indicates that there was no significant myelosuppression. Please disclose how many patients experienced myelosuppression and at what grade level.

RESPONSE:  The Company respectfully advises the Staff that it has revised page 136 in response to the Staff’s comment.

Index to Consolidated Financial Statements, page F-1

5.             Revise to provide updated financial statements in your next amendment that comply with Rule 3-12 of Regulation S-X.

RESPONSE:  The Company respectfully advises the Staff that it has updated its financial statements to include its audited financial statements for the years ended December 31, 2016 and 2017, respectively, in response to the Staff’s comment. Additionally, the Company respectfully advises the Staff that in accordance with Section 71003 of the FAST Act, the Company has omitted financial information for the three month periods ending March 31, 2017 and 2018, respectively, as the Company believes that such financial information will not be required to be included in the Form S–1 registration statement at the time of the contemplated offering. The Company respectfully further advises the Staff that prior to distributing a preliminary prospectus to investors, such registration statement will be amended to include all financial information required by Rule 3-12 of Regulation S–X at the date of such amendment.

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We thank the Staff in advance for its consideration of the Second Amended DRS and hope the Staff finds that the foregoing answers are responsive to its comments. Please do not hesitate to contact me by telephone at (212) 404-8727, by fax at (212) 818-9606 or by email at dkinsey@ssbb.com or Rina R. Patel by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rpatel@ssbb.com with any questions or comments regarding this response letter or the Second Amended DRS.

Very truly yours,

/s/ Dwight A. Kinsey
Dwight A. Kinsey

DAK/spg